

Mail Stop 3561

September 15, 2016

Hubert Joly
Chairman and Chief Executive Officer
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, MN 55423

      Re: Best Buy Co., Inc.
              Form 10-K for the Fiscal Year Ended January 30, 2016
              Filed March 23, 2016
              File No. 1-09595

Dear Mr. Joly:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Jennifer Thompson

                                  Jennifer Thompson
                                  Accounting Branch Chief
                                  Office of Consumer Products